MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

November 4, 2010

3.	News Release

A news release dated November 4, 2010, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on November 4, 2010 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On November 4, 2010, TransGlobe announced its third quarter operating results, which included:

Record third quarter production of 10,138 Bopd, (Egypt 7,601 Bopd, Yemen 2,537 Bopd); October production 10,589 Bopd;

Drilled 12 wells in third quarter resulting in nine oil wells (five at West Gharib, three at Block S-1 and one at Block 32);

Nukhul pools at West Gharib continue to grow with appraisal drilling; new Nukhul pool oil discovery at East Arta #4, initial rate 500 Bopd;

Successful development drilling program in Block S-1, Yemen; An Nagyah #29 initial rate over 2,000 Bopd;

Sabbar #1 appraisal well on Safwa pool tested at 500 Bopd at East Ghazalat; PIIP estimates for Safwa increased by 280%;

Added to S&P/TSX Small Cap Index.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

November 4, 2010